106 firm orders and reservations, 76 options, and ~600 aircraft under MoU



AAP AVIATION
LUFTHANSA GROUP
eVOLARE
EMCJET
ASL GROUP
GLOBEAIR
AIR-DYNAMIC
NETJETS
URBANLINK
السعودية
SAUDIA
HÉLITY
ARCOSJET
iflY
Bristow
Azul
PhilJets
東部通航

LILIUM

Source: Company information and public press releases. Final commercial terms of MoU agreements are still being negotiated and remain subject to definitive documentation. Firm orders consist of sales agreements, production slot reservations, and options for production slot reservations, each with deposit payments.